The cover of the 1997 Annual Report:

               In It To Win It
               (Picture of a family leaving a Pamida store.)
               Hometown Values
               Pamida 1997 Annual Report

PAMIDA HOLDINGS CORPORATION

     Pamida  Holdings Corporation  (ASE:PAM),   through  its  primary  operating
subsidiary, Pamida, Inc., operates 149 mass merchandise retail stores in 15 Midwestern, North Central and Rocky Mountain states. A typical stores carries a broad assortment of value-priced hardlines and softlines merchandise and offers one-stop shopping convenience to small, rural communities.

                    (Map of store locations for Pamida, Inc.)

HOMETOWN VALUES

     The "Hometown Values" part of our Pamida corporate logo represents our commitment to offer our customers value-oriented merchandise. Equally as important, it serves as a constant reminder of the way we conduct our business.

     Pamida stores are located in small, rural communities. Pamida customers are our friends and neighbors, and they're right in expecting a pleasant and positive shopping experience, one neighbor to another. "Hometown Values" means being part of the community and placing great emphasis on meeting the value needs of our customers.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      SELECTED CONSOLIDATED FINANCIAL DATA
         (DOLLAR AMOUNTS IN THOUSANDS - EXCEPT PER SHARE AND OTHER DATA)


                                                                                    Years Ended
                                                                       ---------------------------------------
                                                                       February 2,   January 28,   January 29,
Fiscal Year                                                                1997         1996           1995
                                                                       -----------   -----------   -----------
Sales ..............................................................   $ 633,189     $ 736,315     $ 711,019
     Sales % (decrease) increase ...................................       (14.0)%         3.6%          8.2%
     Comparable store sales % (decrease) increase ..................        (2.6)%        (0.7)%         5.2%
Gross profit .......................................................     154,090       177,688       177,367
     Percent to sales ..............................................        24.3%         24.1%         24.9%
Selling, general and administrative expenses .......................     125,105       151,096       143,585
     Percent to sales ..............................................        19.8%         20.5%         20.2%
FIFO EBITDA ........................................................      41,525        41,378        48,484
     Percent to sales ..............................................         6.6%          5.6%          6.8%
(Loss) income before extraordinary item
     and special charges ...........................................        (796)       (2,664)        2,915
Net (loss) income available for common shares before special charges      (1,187)       (2,655)        2,554
Special charges (net of taxes)* ....................................           -        92,355             -
Net (loss) income available for common shares ......................   $  (1,187)    $ (95,010)    $   2,554

Net (loss) income per common share information:

Net (loss) income available for common shareholders
     before special charges........................................    $    (.24)    $    (.53)    $     .51
Special charges (net of taxes).....................................            -        (18.34)            -
                                                                       -----------   -----------   -----------
Net (loss) income available per common share.......................    $    (.24)    $  (18.87)    $     .51
                                                                       -----------   -----------   -----------
Weighted average number of common and common
     equivalent shares outstanding.................................        5,005         5,035         5,025

*These items are presented in operations of the Company in the year end financial statements as follows:

                                                                         Pre-tax        Tax            Net
  Components of special charges:                                         charge        benefit       charge
                                                                       -----------   -----------   ---------
       Long-lived assets write-off...............................      $  78,551     $   3,269     $75,282
       Store exit costs..........................................         21,397         4,324      17,073
                                                                       -----------   -----------   ---------
       Total.....................................................      $  99,948     $   7,593     $92,355
                                                                       ===========   ===========   =========

CONTENTS

Chairman's Letter ............................................................ 2
Initiatives .................................................................. 6
Selected Consolidated Financial Data.......................................... 9
Management's Discussion and Analysis..........................................10
Independent Auditors' Report..................................................16
Financial Section.............................................................17
Corporate Information.........................................................32
Directors & Management .......................................................33

   CHAIRMAN'S LETTER TO OUR SHAREHOLDERS, BUSINESS PARTNERS AND TEAM MEMBERS

INTRODUCTION

     To be a successful retailer in today's market place, a company must react quickly to changing market conditions. In order to be a great retailer, the company must be an initiator of change. For the last four years Pamida has proven its ability to recognize and react to the dynamic changes taking place in the retail industry. We are now initiating the type of changes which will make us a truly great retailer.

   (Picture of Steve Fishman, Chairman, Chief Executive Officer & President)

     Fiscal 1997 was a pivotal year in our plan to rebuild the infrastructure of Pamida and to reposition ourselves in the retail industry. We began the year by announcing the closing of forty stores that did not fit our niche market strategy and spent much of the first and second quarters executing the store closing plan. We installed a

-------------------------------------------------------------------------------
"For the last four years Pamida has proven its ability to recognize and react to the dynamic changes taking place in the retail industry. We are now initiating the type of changes which will make us a truly great retailer."
-------------------------------------------------------------------------------

new warehouse management system at the end of the first quarter and spent most of the second and third quarters learning how to make the system work properly. We completed our conversion to a new store-level inventory method which monitors individual stock keeping units (SKU). The improved data generated at store-level facilitated the roll-out of an automatic inventory replenishment system during the third and fourth quarters of the year.

     With this aggressive repositioning, we did experience our share of challenges. I am extremely pleased with the manner in which our team members responded and with the ability of our management team to stay focused on bottom-line performance. I am also pleased with our ability to absorb these major changes and remain true to our long-term strategy.

STRATEGIC MARKET NICHE

     In light of all these changes, it is appropriate to restate who we are and why I believe our business strategy will be successful:

     Pamida is the pre-eminent broad-based mass merchandise retailer serving smaller rural Hometown communities. At the end of fiscal 1997, we served 148 markets in 15 Midwestern states. Over 90% of these markets have trade area populations of less than 20,000 and, in over 80% of our markets, we are the only broad-based

-------------------------------------------------------------------------------
"Pamida is the pre-eminent broad-based mass merchandise retailer serving smaller rural Hometown communities."
-------------------------------------------------------------------------------

mass merchandiser. We aim to serve our Hometown customers by providing convenient access to a broad assortment of value-priced hardlines and softlines merchandise. Our geographic positioning, combined with the breadth of our assortments, differentiates us from any other retailer in our markets.

     The strength and uniqueness of our franchise has enabled us to prevail in an industry where many others have failed. We recognize this strength and continue to make real estate decisions consistent with our strategy. In fiscal 1997, we closed a total of forty-two stores, relocated two smaller units to new prototype buildings and opened six additional prototype stores in new markets. Each location was carefully evaluated as to both current competitive conditions and the anticipated future evolution of the particular market. We finished the year with a total of 148 stores. The number of new prototype stores has increased to 36 and now represents over 24% of our current 149 store chain.

     We realize that location alone does not guarantee our success. Pamida must be the most efficient retailer within our chosen niche. We continue to concentrate on improving our overall operating model and are striving to deliver value to our customers. Our fiscal 1997 fourth quarter performance suggests that we are on the right path.

RE-ENGINEERING THE SUPPLY CHAIN

     One of the most effective ways to deliver better value to our customers is to improve the efficiency of our supply chain. During the first quarter of last fiscal year we installed Catalyst, our new warehouse management system. Catalyst represented a giant leap forward in technology for Pamida. It was our first venture into a client-server environment and presented the challenge of learning how to operate a system utilizing distributed data. Catalyst has now been fully integrated with our transportation planning package, Manugistics, and our legacy merchandising system.

     This new technology enables our distribution centers to utilize radio frequency scanning and system-directed work assignments to improve overall productivity. We now have the capability to cross-dock many incoming shipments, which means flowing received merchandise immediately to our stores without first warehousing such merchandise. This saves both time as well as labor expense. The improved accuracy also provides more reliable data to the rest of Pamida's organization, thereby facilitating better inventory control.

     Also, we are currently constructing a new distribution center in Lebanon, Indiana. This location will increase our overall distribution capacity and will help reduce transportation expense on outbound shipments to our Eastern locations. We plan to open the new facility in July of this year.

UPGRADING OUR MERCHANDISING SYSTEMS

     In addition to upgrading our logistics support systems, we were able to make several major improvements in our merchandising systems. During the second quarter we completed the conversion of all stores to an individual SKU level inventory system. We then rolled-out an automatic replenishment program which we call Min/Max. This new program automatically re-supplies the stores with their basic assortment of merchandise based on a store-specific rate of sale; and as a result we have experienced a substantial improvement in the store-level in-stock position of this basic, higher margin merchandise. This, in turn, has contributed to the recent favorable trends in both comparable store sales and maintained margins.

-------------------------------------------------------------------------------
"...we have experienced a substantial improvement in the store-level in-stock position of this basic, higher margin merchandise. This, in turn, has contributed to the recent favorable trends in both comparable store sales and maintained margins."
--------------------------------------------------------------------------------

     Our plan also calls for continued investment in our management information systems. In fact, this fiscal year we will invest $5 million in store software and hardware system upgrades, a new financial system and ongoing development of merchandising systems. This plan also will address many of the "Year

2000" software programming issues and position Pamida to move forward into the next century.

WIN 97 -- DELIVERING EVERYDAY HOMETOWN VALUES

     Our management team and our team members remain focused on what is important to our customers and the future of our company. Each year we choose a primary focus as our WIN strategy. WIN is the acronym for What's Important Now. This year's focus is to aggressively grow our business by satisfying our customers. We will do this by maintaining a superior in-stock position on basic merchandise and by supporting company advertising with 100% of the ad merchandise needed to meet anticipated demand. We also will strive to have more of the merchandise our customers need and want, with the goal of selling 5% more to every person who comes through our doors.

FINANCIAL HIGHLIGHTS

     The first half of fiscal 1997 was a challenge for Pamida. Closing the forty stores and installing a new warehouse management system certainly affected our operating results. Pamida's management team responded well in this period of transition, as evidenced by the performance achieved in the second half of the year. The table below highlights the transition and improved results for our company:

                        COMPARATIVE FINANCIAL HIGHLIGHTS
              (Dollar amounts in thousands, except per share data)

                                                First Half                          Second Half
                                        -----------------------------       ----------------------------
                                        Fiscal 1997       Fiscal 1996       Fiscal 1997      Fiscal 1996*
                                        -----------       -----------       -----------      -----------
Sales..............................     $   287,603       $   340,914       $   345,586      $   395,401
Gross profit.......................          68,671            81,451            85,419           96,237
Percent of sales...................            23.9%             23.9%             24.7%            24.3%
Selling, general and administrative
  expenses.........................          60,473            71,690            64,632           79,406
Percent of sales...................            21.0%             21.0%             18.7%            20.1%
FIFO EBITDA........................          13,975            17,894            27,550           23,484
Percent of sales...................             4.9%              5.3%              8.0%             5.9%
Net (loss) income available
  for common shares................     $    (6,226)      $    (1,752)      $     5,039      $      (903)
Percent of sales...................            (2.2)%            (0.5)%             1.5%            (0.2)%
Net (loss) income per common
  share............................     $     (1.25)      $      (.35)      $      1.01      $      (.18)

*Excluding after tax store closing charge and write-down of impaired assets


     The second-half improvements as a percent of sales in gross profit, selling, general and administrative expense, EBITDA and net income clearly illustrate that our combined efforts, investments and difficult decisions are beginning to show results. We expect to carry this momentum forward into fiscal 1998, although certain planned first quarter expenses will likely delay bottom-line improvement until later in the year.

IN IT TO WIN IT

     The retail industry has always been very competitive. Each year we see more consolidation, which leaves fewer players vying for a larger share of the market. Some companies adapt a survival strategy involving short-term decisions which eventually lead to their demise. At Pamida, we are making good long-term decisions which we believe will make us stronger every year. We are concerned with short-term profitability but not at the

--------------------------------------------------------------------------------
"I believe our market niche, our team members and our management team provide Pamida with the foundation to successfully execute its long-term growth strategy. We are not in business to survive-we are in it to win!"
--------------------------------------------------------------------------------

expense of long-term positioning within the market. I believe our market niche, our team members and our management team provide Pamida with the foundation to successfully execute its long-term growth strategy. We are not in business to survive-we are in it to win!

     I appreciate the support we have received from all of our business partners during the past year. Both the financial community and our vendor partners have shown their faith in our company during a challenging year of transition. I also appreciate the special efforts of our team members who worked many hours executing the store closing plan and maintaining

--------------------------------------------------------------------------------
"I want to extend a special `Thank You' to our customers who have shown us that if we provide them with Hometown value, they will reward us with true Hometown loyalty."
--------------------------------------------------------------------------------

our daily business. And finally, I want to extend a special `Thank You' to our customers who have shown us that if we provide them with Hometown value, they will reward us with true Hometown loyalty.


Wishing the best to you and your family,

                                         /s/ Steven S. Fishman
                                             Steven S. Fishman
                                             Chairman,
                                             Chief Executive Officer & President

            INITIATIVES - STRENGTHENING THE INFRASTRUCTURE OF PAMIDA

LOGISTICS AND DISTRIBUTION

     During the last three years we have made significant investments in the merchandise supply chain of our company. In 1995 we installed a transportation management package, Manugistics, which has allowed us to move product in a more efficient and timely manner; and in March 1996 we installed a new warehouse management system, Catalyst. These two systems are designed to coordinate the movement of merchandise from vendors' loading docks to our stores.

--------------------------------------------------------------------------------
"During the last three years we have made significant investments in the merchandise supply chain of our company."
--------------------------------------------------------------------------------

     Catalyst utilizes client server architecture and provides improved operating efficiencies within our distribution centers. Team members utilize radio frequency scanners to fill and track store orders. The scanners also provide computer directed work assignments which reduce down time by directing the team member to the next closest job assignment. This new system also has allowed Pamida to drastically increase the number of orders being cross-docked, which decreases both storage and handling of merchandise. Product arrives in the stores quicker and at a lower total cost.

   (Picture of a radio frequency scanner used to fill orders at our distribution center)

     This year we will concentrate on improving our utilization of both Catalyst and Manugistics in order to optimize the return on our investments. We also will open a new distribution center in Lebanon, Indiana, which

--------------------------------------------------------------------------------
"We also will open a new distribution center in Lebanon, Indiana, which we will utilize to provide the distribution capacity associated with the planned growth of our company."
--------------------------------------------------------------------------------

we will utilize to provide the distribution capacity associated with the planned growth of our company. Lebanon is strategically located in the heart of our Eastern markets and will provide additional freight savings to the company. The integration of the new distribution center with the Catalyst system and the
Manugistics transportation package will position Pamida's Logistics and Distribution to support growth into the next century. The opening of this facility also will permit additional operating efficiencies at our Omaha distribution centers.

INFORMATION SYSTEMS

     In April 1994 Pamida completed the conversion of all stores to full point-of-sale scanning. During 1995 we installed radio frequency scanners to facilitate better inventory tracking. 1996 witnessed the chain-wide implementation of a SKU (stock-keeping unit) inventory control system. Building upon our prior investments and this foundation of detailed store level inventory management, we have developed additional proprietary systems to automate the replenishment of key basic merchandise.

   (Artist  drawing  of  our  new  distribution  center  in  Lebanon,   Indiana
scheduled to open July 1997)

     These system enhancements have greatly increased product availability in our stores while decreasing the labor intensive tasks of reordering store inventories on a manual basis. They also have positioned Pamida for continued inventory management improvements through the utilization of the Catalyst system described above and the planned implementation of a new merchandise management system. We are currently in the pre-implementation stage of this project with planned completion during 1998.

YEAR 2000

     To address the information systems challenges that the year 2000 presents to our industry, we are proactively capitalizing on this situation by replacing non-compliant systems with software and systems architecture capable of propelling Pamida into the next century. Three parallel system initiatives are

--------------------------------------------------------------------------------
"To address the information systems challenges that the year 2000 presents to our industry, we are proactively capitalizing on this situation by replacing non-compliant systems with software and systems architecture capable of propelling Pamida into the next century."
--------------------------------------------------------------------------------

currently underway: replacement of our core financial software portfolio, upgrades to our in-store computer systems, and the first phase of the merchandising management system. While not totally insulating Pamida from the potential disruptive influences of the year 2000 computer software issues, these programs should, in combination with other management initiatives, assure that we will be well positioned to continue business in the next century as the leading regional mass merchandise retailer in smaller rural communities.

HUMAN RESOURCES

     To be the leading mass merchandise retailer in our hometown communities, we must consistently develop the skills and talents of our team members and augment this internal effort by attracting individuals to Pamida who have the specialized skills and talents we need to further strengthen our organization.

--------------------------------------------------------------------------------
"..we must consistently develop the skills and talents of our team members and augment this internal effort by attracting individuals to Pamida who have the specialized skills and talents we need to further strengthen our organization."
--------------------------------------------------------------------------------

     We have invested in training our team members to allow those with leadership responsibility and those with leadership potential to develop the core competencies needed to be effective in their roles. We are also very committed to developing our merchandising staff internally. We have instituted a thorough training regimen that provides buyer trainees with the necessary education and exposure to ensure that they understand the dynamics, values and needs of our hometown customers and are qualified to assume buyer responsibility when the opportunity arises.

   (Picture of training session in process at the Company's tecnology training center in Omaha, NE)

     Another significant training effort is underway to maximize the effectiveness of our investment in systems technology. With these new enhanced systems, the increased use of personal computers and our focus on Year 2000 compliance, skills development has been critical for the technical and non-technical user alike. A technology training center has been established in Omaha where a dedicated staff provides systems training to the merchandising organization and corporate staff. In addition, field trainers are visiting stores to train team members in the consistent use of our store operating systems and prepare them for a complete system upgrade later this year.

     While we continue to refine all aspects of our business, emphasizing team member skills development is imperative for consistent execution of our strategies and the long term success of our chain.

MARKETING

     We have made significant improvements in communicating our "Hometown Values" to our customers through our marketing initiatives. These improvements extend from our planning process to our weekly advertising circulars and, finally, to analyzing the return on our marketing investments.

     We have streamlined our production process, thereby eliminating three weeks from our advertising production schedule. This enables our buyers to plan their advertising closer to a season and to react more quickly to market trends. The design of our weekly circulars has been enhanced with new layouts and dominant features in key product categories, which has resulted in a favorable impact, in terms of both sales and profits. This approach has also been extended to our in-store signage program resulting in consistent and clear communication with our customers.

     As a result of the foregoing, we have been able to reduce our overall advertising expenditures by approximately $2 million on a comparable store basis.

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      SELECTED CONSOLIDATED FINANCIAL DATA
         (DOLLAR AMOUNTS IN THOUSANDS - EXCEPT PER SHARE AND OTHER DATA)

                                                                 Fiscal Years Ended
                                            ----------------------------------------------------------------
                                            February 2,   January 28,   January 29,  January 30,  January 31,
                                               1997         1996          1995         1994         1993
                                            -----------   -----------   -----------  -----------  -----------

INCOME STATEMENT DATA:
Sales ...................................   $ 633,189     $ 736,315     $ 711,019    $ 656,910    $ 622,941

Gross profit ............................     154,090       177,688       177,367      158,906      154,695
Selling, general and
   administrative expenses ..............     125,105       151,096       143,585      133,921      124,225
                                            ---------     ---------     ---------    ---------    ---------
Operating income ........................      28,985        26,592        33,782       24,985       30,470
Interest expense ........................      29,781        29,526        27,367       26,588       25,147
Long-lived asset write-off ..............           -        78,551             -            -            -
Store closing costs .....................           -        21,397             -            -            -
                                            ---------     ---------     ---------    ---------    ---------
(Loss) income before provision for income
   taxes and extraordinary item .........        (796)     (102,882)        6,415       (1,603)       5,323
Income tax (benefit) provision ..........           -        (7,863)        3,500          427        3,061
                                            ---------     ---------     ---------    ---------    ---------

(Loss) income before extraordinary item .        (796)      (95,019)        2,915       (2,030)       2,262
Extraordinary item ......................           -           371             -       (4,943)           -
                                            ---------     ---------     ---------    ---------    ---------

Net (loss) income .......................        (796)      (94,648)        2,915       (6,973)       2,262
Less preferred dividends
   and discount amortization ............         391           362           361          359          357
                                            ---------     ---------     ---------    ---------    ---------

Net (loss) income available
   for common shares ....................   $  (1,187)    $ (95,010)    $   2,554    $  (7,332)   $   1,905
                                            =========     =========     =========    =========    =========

Weighted average number of common and
   common equivalent shares outstanding     5,004,942     5,034,536     5,024,745    4,999,984    4,999,984
                                            =========     =========     =========    =========    =========

Net (loss) earnings per common share:
   (Loss) earnings before extraordinary
     item .............................     $    (.24)    $  (18.94)    $     .51    $    (.48)   $     .38
   Extraordinary item .................             -     $     .07             -         (.99)           -
                                            ---------     ---------     ---------    ---------    ---------

   Net (loss) earnings per common share     $    (.24)    $  (18.87)    $     .51    $   (1.47)   $     .38
                                            =========     =========     =========    =========    =========

BALANCE SHEET DATA:
    Working capital .....................   $  28,673     $  34,082     $  46,725    $  41,323    $  16,515
    Total assets ........................     269,188       258,525       354,367      314,621      309,629
    Long-term debt ......................     168,000       163,746       162,505      160,315      132,006
    Obligations under capital leases ....      33,999        36,559        43,050       35,618       37,164
    Redeemable preferred stock ..........       1,875         1,826         1,779        1,734        1,690
    Common shareholders' (deficit) equity     (87,303)      (86,116)        8,876        6,322       13,654

OTHER DATA:
    Team Members ........................       5,700         7,200         7,200        6,100        5,900
    Number of stores ....................         148           184           184          173          178
    Retail square feet (in millions) ....        4.35          5.22          5.09         4.68         4.75

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                          (DOLLAR AMOUNTS IN THOUSANDS)


       YEAR ENDED FEBRUARY 2, 1997 COMPARED TO YEAR ENDED JANUARY 28, 1996

     SALES - As discussed in Note O to the financial statements, the Company closed forty stores at the end of fiscal 1996 in unprofitable or highly competitive markets which did not fit the Company's niche market strategy. Consequently, the Company experienced a planned decrease in total sales for fiscal 1997 of $103,126 or 14.0% compared to fiscal 1996 due primarily to the reduced number of stores. During fiscal 1997 the Company opened eight new prototype stores, of which six are located in new markets and two were relocations; the Company also closed two stores, resulting in a net increase in selling area during the fiscal year of approximately 216,000 square feet (not including changes relating to the forty stores closed as of fiscal year end
1996) to a total of 4,348,000 square feet. As of February 2, 1997, the Company's store base included 35 of the Company's most recent store prototype, which represented 28.7% of the Company's total selling square feet.

     Comparable store sales during the 53-week fiscal 1997 period decreased by $8,893 or 1.5% from the 52-week fiscal 1996 period. Comparable store sales on a 53-week to 53-week basis decreased by 2.6%. Sales were affected primarily by slowed warehouse distributions to stores as a result of the implementation of a new warehouse inventory management system initiated in the first quarter of fiscal 1997. The slowed distributions caused a deterioration of merchandise in-stock positions in most of the Company's stores, resulting in lost sales. While implementation of the warehouse system was largely completed by August 1996, and in-stock positions at the stores improved thereafter, sales remained below management expectations due to reduced customer traffic continuing in the third and fourth quarters. Comparable sales also were affected during much of the year by low-margin clearance sales in fiscal 1996 which were not necessary at the same level in fiscal 1997. However, beginning late in the holiday shopping season and continuing through fiscal year end, sales improved as the Company demonstrated to customers its improved in-stock position in all product categories.

     The Company experienced substantial comparable store sales increases in fiscal 1997 in several merchandise categories, the most dramatic of which were in the pharmacy prescription, junior apparel, grocery and ready-to-wear areas. Comparable store sales gains also were generated in the hosiery, team sports, camera, stationery, health aids and bath categories. The Company experienced comparable store sales decreases in several categories. The largest dollar decreases on a comparable store basis were in the electronics, automotive, misses bottoms, men's shoes, electrical and appliance areas. Management believes that subtle adjustments made to the Company's softlines strategy at the end of fiscal 1996 to meet customer demand for a deeper selection of basic apparel had a positive impact on sales and margins in softlines during fiscal 1997.

     GROSS PROFIT - Gross profit dollars were affected by the reduced number of stores in operation during fiscal 1997 as compared to fiscal 1996. The Company's merchandise gross profit as a percentage of sales improved to 27.8% in fiscal 1997 from 26.8% in fiscal 1996. However, this improvement was diluted by additional costs related to the implementation of the new warehouse inventory management system discussed above. Warehouse costs increased to $13,457 from $11,066 last year and increased as a percent of sales to 2.1% from 1.5% last year. Delivery costs decreased to $7,637 in fiscal 1997 from $8,845 last year and amounted to 1.2% of sales in both years. Accordingly, gross profit decreased by $23,598, or 13.3%, to $154,090 in fiscal 1997 from $177,688 in fiscal 1996 but, as a percentage of sales, increased to 24.3% in fiscal 1997 from 24.1% in fiscal 1996.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE decreased $25,991, or 17.2%, to $125,105 in fiscal 1997 from $151,096 in fiscal 1996. As a percentage of sales, selling, general and administrative expense decreased to 19.8% from 20.5% last year. This reduction was largely attributable to reductions in store level expenses. Store payroll, controllable and occupancy expenses accounted for 64.2% of the total decrease in selling, general and administrative expense and decreased by 14.5%, 17.5% and 13.9%, respectively. Selling, general and administrative expense also was positively impacted by a 28.9% reduction in advertising costs which accounted for 18.2% of the gross decrease in selling, general and administrative expense. All of these areas of expense were impacted by the elimination of costs related to the forty stores which were closed as of the end of fiscal 1996. Selling, general and administrative expense also was impacted by an 11.0% decrease in corporate general and administrative costs which accounted for 11.3% of the gross decreases in selling, general and administrative expense. The major components of this decrease were decreases in the net costs of insurance, professional fees, management bonuses and related fringe benefits.

     Selling, general and administrative expense also was positively impacted by the elimination of amortization of goodwill and favorable leasehold interests resulting from the write-off of these items in the fourth quarter of fiscal 1996. The decreases in selling, general and administrative expense were offset by a $1,246 reduction in other income which was attributable largely to one-time gains realized in fiscal 1996, primarily from the sale of idle transportation company assets.

     The Company is continuing to focus on controlling selling, general and administrative expenses. Store operating expenses as a percent of sales are anticipated to remain relatively constant in fiscal 1998. Certain expense categories are anticipated to increase somewhat as a percent of sales due to more normal clearance activity and expected increases in interest expense, information systems costs, store payroll expenses (due to federally mandated minimum wage increases) and incentive compensation. The Company expects to begin to realize operating efficiencies from systems enhancements in the warehouse and distribution areas in fiscal 1998 and in the merchandising areas beginning in the second half of fiscal 1998. Further expense leveraging is expected in future years through internal growth as well as the addition of new stores.

     INTEREST expense increased marginally by $255 or 0.9% for fiscal 1997 compared to fiscal 1996. The increase in interest expense for fiscal 1997 was attributable primarily to higher usage of the revolving line of credit and to the outstanding promissory notes of the Company which require quarterly compounding interest payments to be paid in kind. These increases were largely offset by decreased interest related to lower average outstanding capitalized lease obligations in fiscal 1997 compared to fiscal 1996.

     INCOME TAX PROVISION - No income tax benefit on losses for fiscal 1997 will be recorded until the Company can establish with a reasonable degree of certainty the potential utilization of certain tax loss carry forwards from prior year store closing charges. The effective tax rate in fiscal 1996 was 7.6% and was impacted by the non-deductible amortization and write-off of goodwill and the reserves recorded to offset the deferred tax assets.


      YEAR ENDED JANUARY 28, 1996 COMPARED TO YEAR ENDED JANUARY 29, 1995


WRITE-OFF OF LONG-LIVED ASSETS AND STORE CLOSING CHARGE.

     During fiscal 1996, weak trends in the retail industry combined with increasing competition lowered the operating results of the Company. While operating results in the first three quarters of the year were behind plan, management focused on strategies to achieve its plan during the important fourth quarter season.

     During the fourth quarter, management reviewed its expectations for near- and long-term performance of the Company, revised its earnings projections and reassessed the recoverability of the Company's long-lived assets.

     As explained in Note N to the financial statements, in the fourth quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 Accounting For the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS 121). This financial accounting standard requires the Company to perform an analysis of the recoverability of the net book value of long-lived assets. The Company analyzed cash flows on an individual store basis to assess recoverability of store level long-lived assets including allocated goodwill. As a result of this analysis, impairment totaling $27,228 on a pre-tax basis was indicated at certain stores.

     The Company also analyzed the value of its remaining goodwill and favorable leasehold interests not impaired under the store-level SFAS 121 analysis using its historical method under Accounting Principles Board Opinion No. 17 (APB 17) and determined that such remaining amounts also were impaired. The APB 17 analysis projected a fifteen-year forecast period and produced $5,186 of aggregate undiscounted adjusted net income, including projected adjusted net losses for fiscal 1997 of $4,522, which included interest expense of $26,242 paid in cash and interest payable `in kind' (PIK) of $4,453, and for fiscal 1998 of $2,863, which included cash interest expense of $26,581 and PIK interest of $5,121. For fiscal 1999, the Company projected adjusted net income of approximately $967, which included cash interest expense of approximately $26,581 and PIK interest of $5,889. Due to the uncertainty of projections beyond 1999, this level of adjusted net income was assumed to continue for each of the remaining fiscal years in the projection period. Accordingly, a non-cash pre-tax charge totaling $51,323 was recorded as indicated in Note N to the financial statements.

     Also, management's fourth quarter review of individual stores' operations and cash flows resulted in the identification of forty unprofitable or competitive market stores which did not fit the Company's niche market strategy. Consequently, a pre-tax charge totaling $21,397 was recorded at January 28, 1996 to cover the costs necessary to close these stores as indicated in Note O to the financial statements.

     SALES for fiscal 1996 increased $25,300 or 3.6% compared to fiscal 1995. Comparable store sales decreased $4,160 or 0.7%. Excluding the forty stores closed as of the end of fiscal 1996, comparable store sales increased by 0.1%. During fiscal 1996 the Company opened ten new prototype stores of which seven were located in new markets and three were relocations. The Company also closed ten stores (excluding the 40 stores identified to be closed as discussed above), resulting in a net increase in selling area of approximately 126,000 square feet. The openings and closings of stores over the last two fiscal years has resulted in a net increase in sales of $33,662.

     The modest overall sales increases were affected by weak consumer demand which was generally experienced throughout the retail industry. Management believes that the Company's geographical niche market positioning combined with its ability to distribute quality merchandise on a more timely basis tempered these generally weak retail trends. The Company experienced substantial sales increases in several merchandise categories, the most dramatic of which were in the housewares, prescriptions, junior apparel and bath and floor areas. Substantial sales gains also were generated in paper, cleaning and seasonal categories. The Company experienced sales declines in several softlines categories, primarily women's apparel.

     The initial operating results of the seven new prototype stores and three relocated prototype stores opened during fiscal 1996 exceeded the Company's original sales projections and reflected the success of the Company's niche market positioning and merchandising strategies. At fiscal year end 1996, twenty-seven new format stores were in operation, representing 14.7% of all stores and 18.3% of total Company selling square feet.

     GROSS PROFIT increased $321 or 0.2% in fiscal 1996 compared to fiscal 1995 and, as a percentage of sales, decreased from 24.9% in fiscal 1995 to 24.1% in fiscal 1996. The decline in gross profit percent in fiscal 1996 compared to fiscal 1995 was attributable primarily to the increased markdown activity which was necessary to counter sluggish customer demand during most of the year and to meet customers' pricing expectations during this difficult period for the retail industry. Markdown expense increased by 23.8% over such expense in fiscal 1995. During fiscal 1996, the Company experienced margin dollar increases due to higher sales in several merchandise categories, most notably stationery, prescriptions, bath and floor and seasonal. While the Company experienced margin dollar decreases in several softlines categories, they were concentrated primarily in the women's apparel and fashion areas.

     SELLING,  GENERAL AND ADMINISTRATIVE  expense increased $7,511 or 5.2% from fiscal 1995. As a percentage of sales, selling, general and administrative expense increased from 20.2% in fiscal 1995 to 20.5% in fiscal 1996. Approximately 40% of the total gross increase in selling, general and administrative expense was attributable to increases in corporate general administrative costs. Payroll and fringe benefits costs increased by approximately 13% due to the effect of a full year's salary for the merchandising, real estate and other corporate personnel added in fiscal 1995 as well as the costs related to information systems personnel added during fiscal 1996 to support the new systems implementations to enhance efficiencies in warehouse, distribution and merchandising. In addition, professional fees increased approximately 54% due primarily to information systems and strategic planning consulting costs as well as increases in legal fees related to new store construction and financing.

     In addition to the corporate general and administrative cost changes, advertising expenses as a percent of sales increased from 2.0% to 2.2% due to increases in the costs of paper and postage. This accounted for approximately 25% of the gross increase in selling, general and administrative expense. Store controllable expenses increased by 8%, which also accounted for approximately 25% of the gross increase in selling, general and administrative expense. The change in store controllable expense was due primarily to increases in the costs of security equipment rentals, charge card processing fees (due to increased credit card sales volume), utilities and inventory counting (as a result of changes in procedures to allow for detailed SKU level counts). Store controllable costs were partially reduced by decreases in supplies, travel and entertainment costs. Store fixed costs as a percent of sales increased from 2.8% to 3.0% due primarily to increases in rent expense. These increases in selling, general and administrative expense were offset in part by an increase in other income resulting primarily from the sale of idle transportation assets.

     INTEREST expense increased $2,159 or 7.9% for fiscal 1996 compared to fiscal 1995. The increase in interest expense for fiscal 1996 was attributable primarily to higher usage of the revolving line of credit in fiscal 1996 and to the outstanding promissory notes of the Company which require quarterly compounding interest payments to be paid in kind. The Company also had higher average outstanding capitalized lease obligations in fiscal 1996 compared to fiscal 1995.

     INCOME  TAX  PROVISION  - The  effective  tax rate was 7.6% in fiscal  1996 compared to 54.6% in fiscal 1995. The effective tax rate for fiscal 1996 was impacted by the non-deductible amortization and write-off of goodwill and the reserve recorded to offset the deferred tax assets. In fiscal 1995, the effective tax rate was higher than the normal statutory rates primarily as a result of non-deductible goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business is seasonal with first quarter sales (February through April) being lower than sales during the other three quarters, while fourth quarter sales (November through January) have represented approximately 30% of the full year's retail sales in recent years and normally involve a greater proportion of higher margin sales.

     The Company has satisfied its seasonal liquidity requirements primarily through a combination of funds provided from operations and from a revolving credit facility. Funds used by operating activities totaled $11,577 in fiscal
1997, and funds provided from operations totaled $4,967 in fiscal 1996 and $3,816 in fiscal 1995. The change in cash flow from operating activities from fiscal 1996 to fiscal 1997 was primarily the result of planned net increases in inventory and other operating assets and decreases in accounts payable and other operating liabilities. These decreases in cash flow were offset in part by changes in deferred income taxes. The positive change in cash flow from operating activities from fiscal 1995 to fiscal 1996 was primarily the result of net decreases in inventory and accounts payable. These increases in cash flow were offset in part by current and deferred tax payable changes, principally as a result of the store closing charge, the changes in profitability of the continuing operations and changes in other operating assets and liabilities.

     Effective March 17, 1997, the term of Pamida, Inc.'s (Pamida) committed Loan and Security Agreement (the Agreement) was extended to March 2000 and the maximum borrowing limit of the facility was increased to $95,000 from $70,000, which had been the limit throughout fiscal 1997. Prior to March 17, 1997, borrowings under the Agreement bore interest at a rate which was 0.75% per annum greater than the applicable prime rate. Effective March 17, 1997, borrowings under the Agreement bear interest at a rate which is tied to the applicable prime rate or the London Interbank Offered Rate (LIBOR), generally at Pamida's discretion. The amounts Pamida is permitted to borrow are determined by a formula based upon the amount of Pamida's eligible inventory from time to time. Such borrowings are secured by security interests in all of the current assets (including inventory) of Pamida and by liens on certain real estate interests and other property of Pamida. The Company and two subsidiaries of Pamida have guaranteed the payment and performance of Pamida's obligations under the Loan and Security Agreement and have pledged some or all of their respective assets, including the stock of Pamida owned by the Company, to secure such guarantees.

     The Agreement contains provisions imposing operating and financial restrictions on the Company. Certain provisions of the Agreement require the maintenance of specified amounts of tangible net worth (as defined) and working capital (as defined) and the achievement of specified minimum amounts of cash flow (as defined). Other restrictions in the Agreement and those provided under the Indenture relating to the Senior Subordinated Notes will affect, among other things, the ability of Pamida to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, create liens, enter into leases, sell assets or engage in mergers or acquisitions, make capital expenditures and make investments. These covenants currently have not had an impact on the Company's ability to fully utilize the revolving credit facility. However, certain of the covenants, such as those which restrict the ability of the Company to incur indebtedness or encumber its property or which impose restrictions on or otherwise limit the Company's ability to engage in sale-leaseback transactions, may at some future time prevent the Company from pursuing its store expansion program at the rate that the Company desires.

     Obligations under the Agreement were $57,115 at February 2, 1997 and $31,588 at January 28, 1996. As noted above, this facility expires in March 2000, and the Company intends to refinance any outstanding balance by such date. Borrowings under the Agreement are senior to the Senior Subordinated Notes of the Company. The Company had long-term debt and obligations under capital leases of $201,999 at February 2, 1997 and $200,305 at January 28, 1996. The Company's ability to satisfy scheduled principal and interest payments under such obligations in the ordinary course of business is dependent primarily upon the sufficiency of the Company's operating cash flow. At February 2, 1997, the Company was in compliance with all covenants contained in its various financing agreements.

     On December 18, 1992, the promissory notes of the Company were amended effective as of December 1, 1992 to provide that, until the obligations of Pamida and the Company under certain of Pamida's credit agreements have been repaid, the quarterly interest payments on the promissory notes of the Company will be paid in kind. Pamida paid the Company $315 in fiscal 1996 under a tax-sharing agreement to enable the Company to pay quarterly dividends to its preferred stockholders. During fiscal 1996, the Company received $967 from Pamida under a tax-sharing agreement as a reimbursement for certain tax benefits derived by Pamida. Such remittance, along with $18 from the exercise of certain stock options, was used by the Company to redeem Subordinated Promissory Notes as described in Note L to the financial statements, to repay intercompany balances totaling $29, and to pay quarterly dividends on preferred stock. Since the Company conducts no operations of its own, the only cash requirement of the Company relates to preferred stock dividends in the aggregate annual amount of approximately $316; and Pamida is expressly permitted under its existing credit facilities to pay dividends to the Company to fund such preferred stock dividends. However, the General Corporation Law of the State of Delaware, under which the Company and Pamida are incorporated, allows a corporation to declare or pay a dividend only from its surplus or from the current or the prior year's earnings. Due to the accumulated deficit resulting primarily from the store closings and the write-off of goodwill and other long-lived assets recognized in the fourth quarter of fiscal 1996, the Company and Pamida did not declare or pay any cash dividends in fiscal 1997 and may pay cash dividends in ensuing years only to the extent that the Company and Pamida satisfy the applicable statutory standards which include the Company's having a net worth equal to at least the aggregate par value of the preferred stock which amounts to $2. The cumulative dividend rate on the preferred stock increases by 0.5% per quarter (with a maximum aggregate increase of 5%) on each quarterly dividend payment date on which the preferred stock dividends are not paid currently on a cumulative basis. Any unpaid dividends are added to the liquidation value until paid in cash. Such nonpayment of preferred stock dividends does not accelerate the redemption rights of the preferred stockholders.

     The Company made capital expenditures of $4,947 in fiscal 1997 compared to $9,265 during fiscal 1996. The Company plans to open three new stores in fiscal 1998 and will consider additional opportunities for new store locations as they arise. Total capital expenditures are expected to be approximately $9,500 in fiscal 1998. The Company expects to fund these expenditures from cash flow from its operations. The costs of buildings and land for new store locations are expected to be financed by operating or capital leases with unaffiliated landlords. The Company's expansion program also will require inventory of approximately $1,000 to $1,200 for each new market store, which the Company expects to finance through trade credit, borrowings under the Agreement and cash flow from operations.

     The recent changes to the Agreement, along with expected improvements in the Company's cash flow from operations, should provide adequate resources to meet the Company's near term liquidity requirements. On a long-term basis, the Company's expansion will require continued investments in store locations, working capital and distribution and infrastructure enhancements. The Company expects to continue to finance some of these investments through leases from unaffiliated landlords, trade credit, borrowings under the Agreement and cash flow from operations but ultimately will need to explore additional sources of funds which may include capital structure changes. Currently, it is not possible for the Company to predict with any certainty either the timing or the availability of such additional financing.

INFLATION

     The Company uses the LIFO method of inventory valuation in its financial statements; as a result, the cost of merchandise sold approximates current costs. The Company's rental expense is generally fixed and, except for small amounts of percentage rents and rentals adjusted by cost-of-living increases tied to the Consumer Price Index or interest rates, has not been affected by inflation.

FORWARD-LOOKING STATEMENTS

     This management's discussion and analysis contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including sales results, expense levels, competition and interest rates as well as other risks and uncertainties inherent in the Company's business, capital structure and the retail industry in general. Any changes in these factors could result in significantly different results. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements which may be made from time to time by or on behalf of the Company.

                  PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                         INDEPENDENT AUDITOR'S REPORT





INDEPENDENT AUDITORS' REPORT
Board of Directors
Pamida Holdings Corporation
Omaha, Nebraska



     We have audited the consolidated balance sheet of Pamida Holdings Corporation and subsidiary as of February 2, 1997, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the years ended February 2, 1997 and January 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated balance sheet of Pamida Holdings Corporation and subsidiary as of January 28, 1996, and the related consolidated statements of operations, common stockholders' equity and cash flows for the year ended January 28, 1996, were audited by other auditors, whose report, dated March 26, 1996, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pamida Holdings Corporation and subsidiary as of February 2, 1997, and the results of their operations and their cash flows for each of the years ended February 2, 1997 and January 29, 1995 in conformity with generally accepted accounting principles.





/s/ Deloitte & Touche LLP

    Omaha, Nebraska
    March 7, 1997
    (March 17, 1997 as to Note E)

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                Years Ended
                                                  -----------------------------------------
                                                  February 2,    January 28,    January 29,
                                                     1997            1996           1995
                                                  (53 Weeks)      (52 Weeks)     (52 Weeks)
                                                  -----------    -----------    -----------

Sales .........................................   $   633,189    $   736,315    $   711,019
Cost of goods sold ............................       479,099        558,627        533,652
                                                  -----------    -----------    -----------
Gross profit ..................................       154,090        177,688        177,367
                                                  -----------    -----------    -----------
Expenses:
    Selling, general and administrative .......       125,105        151,096        143,585
    Interest ..................................        29,781         29,526         27,367
    Long-lived asset write-off ................             -         78,551              -
    Store closing costs .......................             -         21,397              -
                                                  -----------    -----------    -----------
                                                      154,886        280,570        170,952
                                                  -----------    -----------    -----------
(Loss) income before provision for income
    taxes and extraordinary item ..............          (796)      (102,882)         6,415
Income tax (benefit) provision ................             -         (7,863)         3,500
                                                  -----------    -----------    -----------
(Loss) income before extraordinary item .......          (796)       (95,019)         2,915
Extraordinary item ............................             -            371              -
                                                  -----------    -----------    -----------
Net (loss) income .............................          (796)       (94,648)         2,915
Less provision for preferred dividends and
    discount amortization .....................           391            362            361
                                                  -----------    -----------    -----------
Net (loss) income available for
    common shares .............................   $    (1,187)   $   (95,010)   $     2,554
                                                  ===========    ===========    ===========
Net (loss) earnings per common share:
    (Loss) earnings before extraordinary item.    $      (.24)   $    (18.94)   $      0.51
    Extraordinary item.........................             -            .07              -
                                                  -----------    -----------    -----------
    Net (loss) earnings per common share.......   $      (.24)   $    (18.87)   $      0.51
                                                  -----------    -----------    -----------


                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     February 2,    January 28,
ASSETS                                                                                 1997            1996
                                                                                     -----------    -----------
Current assets:
    Cash .........................................................................   $     6,973    $     7,298
    Accounts receivable, less allowance for doubtful accounts of $50 in both years         6,919          9,049
    Merchandise inventories ......................................................       157,490        150,837
    Prepaid expenses .............................................................         2,993          2,953
    Property held for sale .......................................................         1,748          2,218
                                                                                     -----------    -----------
       Total current assets ......................................................   $   176,123    $   172,355

Property, buildings and equipment, (net) .........................................        42,403         44,153
Leased property under capital leases, less accumulated
    amortization of $14,604 and $13,496, respectively ............................        27,713         30,977
Deferred financing costs .........................................................         3,176          3,809
Other assets .....................................................................        19,773          7,231
                                                                                     -----------    -----------
                                                                                     $   269,188    $   258,525
                                                                                     ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable .............................................................   $    54,245    $    63,087
    Loan and security agreement ..................................................        57,115         31,588
    Accrued compensation .........................................................         3,860          5,923
    Accrued interest .............................................................         7,668          6,992
    Store closing reserve ........................................................         4,521          7,818
    Other accrued expenses .......................................................        10,112         10,823
    Income taxes - deferred and current payable ..................................         8,101          8,861
    Current maturities of long-term debt .........................................            47          1,334
    Current obligations under capital leases .....................................         1,781          1,847
                                                                                     -----------    -----------
       Total current liabilities .................................................       147,450        138,273

Long-term debt, less current maturities ..........................................       168,000        163,746
Obligations under capital leases, less current obligations .......................        33,999         36,559
Reserve for dividends ............................................................           342              -
Other long-term liabilities ......................................................         4,825          4,237
Commitments and contingencies ....................................................             -              -
Preferred stock subject to mandatory redemption:
    16-1/4% senior cumulative preferred stock, $1 par value;
       514 shares authorized, issued and outstanding .............................           514            514
    14-1/4% junior cumulative preferred stock, $1 par value;
       6,986 shares authorized; 1,627 shares issued and outstanding;
       redemption amount of $1,627, less unamortized discount ....................         1,361          1,312
Common shareholders' equity:
    Common stock, $.01 par value; 10,000,000 shares authorized; 5,004,942
       shares issued and outstanding in both years ...............................            50             50
    Additional paid-in capital ...................................................           968            968
    Accumulated deficit ..........................................................       (88,321)       (87,134)
                                                                                     -----------    -----------
       Total common shareholders' deficit ........................................       (87,303)       (86,116)
                                                                                     -----------    -----------
                                                                                     $   269,188    $   258,525
                                                                                     ===========    ===========


                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                            Retained
                                                                Nonvoting    Additional     Earnings
                                                    Common       Common       Paid-in     (Accumulated
                                                     Stock        Stock       Capital       Deficit)
                                                   ----------   ----------   ----------    ----------
Balance at January 30, 1994 ...........            $       41   $        9   $      950    $    5,322
    Net income ........................                     -            -            -         2,915
    Amortization of discount on 14-1/4%
       junior cumulative preferred ....                     -            -            -           (45)
    Cash dividends to preferred
       stockholders ...................                     -            -            -          (316)
    Conversion of nonvoting common
       stock to common shares .........                     9           (9)           -             -
                                                   ----------   ----------   ----------    ----------

Balance at January 29, 1995 ...........                    50            -          950         7,876
    Net loss ..........................                     -            -            -       (94,648)
    Amortization of discount on 14-1/4%
       junior cumulative preferred ....                     -            -            -           (47)
    Cash dividends to preferred
       stockholders ...................                     -            -            -          (315)
    Stock sold under incentive stock
       option plan ....................                     -            -           18             -
                                                   ----------   -----------   ---------    ----------

Balance at January 28, 1996 ...........                    50            -          968       (87,134)
    Net loss ..........................                     -            -            -          (796)
    Amortization of discount on 14-1/4%
       junior cumulative preferred ....                     -            -            -           (49)
    Accrued dividends for preferred
       stockholders ...................                     -            -            -          (342)
                                                   ----------   ----------   ----------    ----------

Balance at February 2, 1997 ...........            $       50   $        -   $      968    $  (88,321)
                                                   ==========   ==========   ==========    ==========


                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                     Years Ended
                                                                      -----------------------------------------
                                                                      February 2,    January 28,    January 29,
                                                                         1997            1996           1995
                                                                      (53 Weeks)      (52 Weeks)     (52 Weeks)
                                                                      -----------    -----------    -----------
Cash flows from operating activities:
Net (loss) income .................................................   $      (796)   $   (94,648)   $     2,915
       Adjustments  to reconcile  net (loss)  income to net cash
         from operating activities:
           Depreciation and amortization ..........................        11,658         15,345         14,962
           Provision (credit) for LIFO inventory valuation ........           874           (585)          (675)
           Provision (credit) for deferred income taxes ...........         3,305         (6,647)        (1,555)
           Noncash interest expense ...............................         4,313          3,756          3,315
           Accretion of original issue debt discount ..............           160            154            149
           Gain on disposal of assets .............................           (56)          (982)           (58)
           Stock incentive benefits ...............................             -              -             84
           Deferred retirement benefits ...........................          (125)            13             37
           Extraordinary item .....................................             -           (371)             -
           Long-lived assets write-off ............................             -         78,551              -
           Store closing costs ....................................        (3,726)        21,397              -
           (Increase) decrease in merchandise inventories .........        (7,527)         4,532        (30,951)
           Increase in other operating assets .....................        (5,622)        (3,847)          (486)
           Increase (decrease) in accounts payable ................        (8,842)        (6,749)         8,153
           Increase (decrease) in income taxes payable ............        (3,250)        (4,607)         3,942
           Increase (decrease) in other operating liabilities......        (1,943)          (345)         3,984
                                                                      -----------    -----------    -----------
       Total adjustments ..........................................       (10,781)        99,615            901
                                                                      -----------    -----------    -----------
       Net cash from operating activities .........................       (11,577)         4,967          3,816

Cash flows from investing activities:
    Proceeds from disposal of assets ..............................           917          1,163            980
    Principal payments received on notes receivable ...............            16             15             14
    Assets acquired for sale ......................................          (391)             -              -
    Capital expenditures ..........................................        (4,947)        (9,265)       (12,888)
    Construction notes receivable .................................        (5,845)        (4,412)             -
                                                                      -----------    -----------    -----------
       Net cash from investing activities .........................       (10,250)       (12,499)       (11,894)
                                                                      -----------    -----------    -----------
Cash flows from financing activities:
    Borrowings under loan and security agreement net ..............        25,527         10,986         12,417
    Principal payments on other long-term debt ....................        (1,335)          (193)          (177)
    Dividends paid on preferred stock .............................             -           (315)          (316)
    Principal payments on promissory notes ........................             -           (641)        (1,029)
    Payments for deferred finance costs ...........................           (54)           (13)          (200)
    Principal payments on capital lease obligations ...............        (2,636)        (2,071)        (1,894)
    Proceeds from sale of stock ...................................             -             18              -
                                                                      -----------    -----------    -----------
           Net cash from financing activities .....................        21,502          7,771          8,801
                                                                      -----------    -----------    -----------
    Net (decrease) increase in cash ...............................          (325)           239            723
    Cash at beginning of year .....................................         7,298          7,059          6,336
                                                                      -----------    -----------    -----------
    Cash at end of year ...........................................   $     6,973    $     7,298    $     7,059
                                                                      ===========    ===========    ===========

                                       20

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid (received) during the year for:
       Interest.....................................................  $    24,804    $    25,691    $    24,021
       Income taxes:
           Payments to taxing authorities...........................          386          3,622          1,785
           Refunds received from taxing authorities.................         (442)          (231)          (672)
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES:
    CAPITAL LEASE OBLIGATIONS INCURRED WHEN THE COMPANY ENTERED
       into lease agreements for new store facilities and equipment.  $        11    $       620    $     9,721
    Capital lease obligations terminated............................            -            154              -
    Amortization of discount on junior cumulative preferred stock
       recorded as a direct charge to retained earnings.............           49             47             45
    Payment of interest in kind by increasing the
       principal amount of the notes................................        4,313          3,702          3,263
    Provision for dividends payable.................................          342              -              -
    Conversion of 919,587 shares of nonvoting common
       stock, $.01 par value, to common stock
           Common stock.............................................            -              -              9
           Nonvoting common stock...................................            -              -             (9)



                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (DOLLAR AMOUNTS IN THOUSANDS)



A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Pamida Holdings Corporation (the "Company") was formed for the sole purpose of acquiring Pamida, Inc. ("Pamida") through a merger in a leveraged buy-out transaction which was consummated on July 29, 1986.

     Consolidation - The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiary, Pamida, and of Seaway Importing Company ("Seaway") and Pamida Transportation Company, wholly-owned subsidiaries of Pamida. All material intercompany accounts and transactions have been eliminated in consolidation.

     Fiscal Year - All references in these financial statements to fiscal years are to the calendar year in which the fiscal year ends.

     Line of Business - Through Pamida, the Company is engaged in the operation of retail discount stores in a fifteen-state Midwestern, North Central and Rocky Mountain area. Seaway imports primarily seasonal merchandise for sale to Pamida. Pamida Transportation Company operated as a contract carrier for Pamida until July 1995, at which time independent contractors were engaged to provide all transportation needs of the Company. Due to the similarity in nature of the Company's businesses, the Company considers itself to be a single business segment.

     Cash Flow Reporting - For purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. There were no temporary investments at February 2, 1997 and January 28, 1996.

     Merchandise Inventories - Substantially all of the Company's inventory is stated at the lower of cost (last-in, first-out) or market.

     Property, Buildings and Equipment - Property, buildings and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives. Buildings and building improvements are generally depreciated over 8-40 years, while store, warehouse and office equipment, vehicles and aircraft equipment are generally depreciated over 3-10 years. Leasehold improvements are depreciated over the life of the lease or the estimated life of the asset, whichever is shorter.

     Leased Property Under Capital Leases - Noncancellable financing leases are capitalized at the estimated fair value of the leasehold interest and are amortized on the straight-line method over the terms of the leases.

     Long-lived Assets - When facts and circumstances indicated potential impairment, the Company evaluates the recoverability of assets carrying values, including goodwill, using estimates of future cash flows over remaining assets lives. When impairment is indicated, any impairment loss in measured by the excess of carrying values over fair values.

     Deferred Financing Costs and Original Issue Debt Discount - Deferred financing costs are being amortized using the straight-line method over the terms of the issues which approximates the effective interest method. Original issue debt discount is being amortized using the effective interest method over the terms of the issues.

     Pre-Opening Expenses - Costs related to opening new stores are expensed as incurred.

     Earnings Per Share - Earnings per share were calculated using the weighted average common shares and dilutive common share equivalents outstanding during the year using the treasury stock method.

     Management's Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Stock-Based Compensation - The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25).

     Reclassifications - Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

B.  MERCHANDISE INVENTORIES

     Total inventories would have been higher at February 2, 1997 and January 28, 1996 by $6,574 and $5,700, respectively, had the FIFO (first-in, first-out) method been used to determine the cost of all inventories. On a FIFO basis, net income (loss) before extraordinary item would have been $78, $(95,604) and $2,666, respectively, for fiscal years 1997, 1996, and 1995. During fiscal years 1997, 1996, and 1995, certain inventory quantities were reduced resulting in a liquidation of certain LIFO layers carried at costs which were lower than the cost of current purchases, the effect of which increased net income by $116, $125, and $102, respectively.

C.  PROPERTY, BUILDINGS AND EQUIPMENT

     Property, buildings and equipment consists of:

                                      Feb. 2,   Jan. 28,
                                       1997       1996
                                     --------   --------
     Land and land improvements ..   $  4,013   $  3,943
     Buildings and building
       improvements...............     22,076     21,578
     Store, warehouse and office
       equipment..................     59,668     55,638
     Vehicles and aircraft
       equipment..................      1,513      1,578
     Leasehold improvements ......     16,497     15,362
                                     --------   --------
                                      103,767     98,099
     Less accumulated depreciation
       and amortization ..........     61,364     53,946
                                     --------   --------
                                     $ 42,403   $ 44,153
                                     ========   ========

D.  OTHER ASSETS

     Other assets consist of:
                                      Feb. 2,   Jan. 28,
                                       1997       1996
                                     --------   --------
     Construction notes receivabe..  $ 10,257   $  2,767
     Unamortized software
       costs, net .................     7,541      3,357
     Other ........................     1,975      1,107
                                     --------   --------
                                     $ 19,773   $  7,231
                                     ========   ========


E.  FINANCING AGREEMENTS

     Effective March 17, 1997, the term of Pamida's committed Loan and Security Agreement (the Agreement) was extended to March 2000 and the maximum borrowing limit of the facility was increased to $95,000 from $70,000, which had been the limit throughout fiscal 1997. Prior to March 17, 1997, borrowings under the Agreement bore interest at a rate which was 0.75% per annum greater than the applicable prime rate. Effective March 17, 1997, borrowings under the Agreement bear interest at a rate which is tied to the applicable prime rate or the London Interbank Offered Rate (LIBOR), generally at Pamida's discretion. The amounts Pamida is permitted to borrow under the Agreement are determined by a formula based upon the amount of Pamida's eligible inventory from time to time. Such borrowings of Pamida under the Agreement are secured by security interests in substantially all of the current assets (including inventory) of Pamida and by liens on certain real estate interests and other property of Pamida. The Company and two subsidiaries of Pamida have guaranteed payment and performance of Pamida's obligations under the Agreement and have pledged some or all of their respective assets, including the stock of Pamida owned by the Company, to secure such guarantees.

     The Agreement contains provisions imposing operating and financial restrictions on the Company. Certain provisions of the Agreement require the maintenance of specified amounts of tangible net worth (as defined) and working capital (as defined) and the achievement of specified minimum amounts of cash flow (as defined). Other restrictions in the Agreement and those provided under the Indenture relating to the Senior Subordinated Notes will affect, among other things, the ability of Pamida to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, create liens, enter into leases, sell assets or engage in mergers or acquisitions, make capital expenditures and make investments.

     The maximum amount of borrowings under the Agreement during fiscal 1997 and 1996 was $69,256 and $63,884, respectively. The weighted average amounts of borrowings under the Agreement for fiscal 1997 and 1996 were $43,002 and $35,544, respectively; and the weighted average interest rates were 10.0% and 10.4%, respectively.

Long-term debt consists of:

                                   Feb. 2,   Jan. 28,
                                     1997      1996
                                   -------   --------
Senior Subordinated Notes,
  11.75%, due March 2003 ......    $140,00   $140,000
Industrial development bonds,
  8.5%, due in monthly install-
  ments through 2005 ..........        411      1,745
Senior promissory notes, 15.5%,
  due in 2003, interest paid
  in kind quarterly ...........      4,926      4,231
Subordinated promissory notes,
  16%, due in 2003, interest
  paid in kind quarterly ......     13,454     11,500
Junior subordinated  promissory
  notes,  16.25%,  net of
  unamortized  discount of $878
  and $1,038, due in 2003,
  interest paid in kind quarterly    9,256      7,604
                                  --------    -------
                                   168,047    165,080
Less current maturities .......         47      1,334
                                  --------   --------
                                  $168,000   $163,746
                                  ========   ========

     As of February 2, 1997, the fair value of long-term debt was $153,900 compared to its recorded value of $168,000. The fair value of long-term debt was estimated based on quoted market values for the same or similar debt issues or rates currently available for debt with similar terms. The aggregate maturities of long-term debt in each of the next five fiscal years are as follows: 1998 - $47; 1999 - $47; 2000 - $47; 2001 - $47; and 2002 - $47.

     The Senior Subordinated Notes and the promissory notes are unsecured and are subordinate borrowings under the Agreement. Presently, under the most restrictive debt covenants, the Company is not permitted to pay dividends on its common stock.

     The senior subordinated and junior subordinated promissory notes of the Company were amended to provide that until the obligations of the Company and Pamida under certain loan agreements have been paid in full, the quarterly interest payments on the notes will be paid in kind by increasing the principal amount of each note on the applicable quarterly payment date by the amount of accrued interest then being paid in kind. Interest on the notes paid in kind accrues at a rate which, in each case, is two percentage points higher than the applicable cash interest rate.

F.  INCOME TAXES

     Components of the income tax provision (benefit) are as follows:

                          Years Ended
                  --------------------------------

                  Feb. 2,    Jan. 28,     Jan. 29,
                   1997        1996         1995
                  --------    --------    --------
Current:
   Federal ....   $ (3,155)   $   (993)   $  4,048
   State ......       (150)       (223)      1,007
                  --------    --------    --------

                    (3,305)     (1,216)      5,055
                  --------    --------    --------

Deferred:
  Federal .....      3,189      (5,865)       (679)
  State .......        116        (782)       (876)
                  --------    --------    --------
                     3,305      (6,647)     (1,555)
                  --------    --------    --------
Total (benefit)
  provision ...   $     --   $ (7,863)   $  3,500
                  ========    ========    ========

     The differences between the U.S. Federal statutory tax rate and the Company's effective tax rate are as follows:

                                        Years Ended
                               ---------------------------
                               Feb. 2,   Jan. 28,  Jan. 29,
                                1997     1996       1995
                               --------  --------  --------
   Statutory rate .........     (34.0)%   (34.0)%     34.0%
   State income tax effectO      (2.8)%    (1.3)       5.5
 Amortization of the excess
   of cost over net assets
     acquired .............         -      23.9       12.2
Valuation allowance .......      25.1       3.6        0.1
Accretion of discount on
  junior subordinated debt        6.8       0.1        0.8
Other .....................       4.9       0.1        2.0
                               --------  --------  --------
                                  0.0%    (7.6)%       54.6%
                               ========  ========  ========

     Significant temporary differences between reported and taxable earnings that give rise to deferred tax assets and liabilities were as follows:

                                          Feb. 2,      Jan. 28,
                                            1997        1996
                                          ---------    --------
Net current deferred tax liabilities:
  Inventories .........................   $  15,302    $  13,681
  Valuation allowance .................           -        3,869
  Prepaid insurance ...................         210          514
  Other ...............................         453          366
  Supplier allowances .................         (41)           -
  Post employment health costs ........        (189)        (237)
  Accrued expenses ....................        (941)      (1,300)
  Store closing costs .................      (2,570)      (7,159)
                                          ---------    ---------
     Net current deferred
       tax liabilities ................      12,224        9,734
                                          ---------    ---------
Net long-term deferred tax liabilities:
    Property, buildings and
       equipment ......................       2,862        3,109
    Other .............................       1,436          438
    Valuation allowance ...............       4,069            5
    Capital loss carryforward .........           -           (5)
    Capital leases ....................      (3,089)      (2,602)
    Tax benefit carryforward ..........      (3,518)           -
                                          ---------    ---------
Net long-term deferred
  tax liabilities .....................       1,760          945
                                          ---------    ---------

Net total deferred tax
     liabilities ......................   $  13,984    $  10,679
                                          =========    =========

     Net long-term deferred tax liabilities are classified with other long-term liabilities in the consolidated balance sheets of the Company. As of February 2, 1997 the Company had net operating loss carryforwards totaling $4,034 which expire in 2012 and the Company had tax credit carryforwards totaling $1,973 which expire in 2006 through 2011.

G.  LEASES

     The majority of store facilities are leased under noncancelable leases. Substantially all of the leases are net leases which require the payment of property taxes, insurance and maintenance costs in addition to rental payments. Certain leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods totaling from one to twenty years. Leases have been categorized as capital or operating leases in conformity with the definition in Statement of Financial Accounting Standards No. 13, Accounting for Leases.

     At February 2, 1997 the future minimum lease payments under capital and operating leases with rental terms of more than one year amounted to:

     Fiscal Year Ending        Capital    Operating
                               Leases      Leases
                              ---------   ---------
1998.....................     $   5,802   $  10,010
1999.....................         5,659       8,800
2000.....................         5,442       6,879
2001.....................         5,352       5,639
2002.....................         5,267       5,103
Later years..............        41,384      46,069
                              ---------   ---------
Total minimum obligations     $  68,906   $  82,500
                              ---------   ---------
Less amount representing
  interest................       33,126
                              ---------
Present value of net minimum
  lease payments..........       35,780
 Less current portion.....        1,781
                              ---------
Long-term obligations.....    $  33,999
                              =========

     The minimum rentals under operating leases have not been reduced by minimum sublease rentals of $191 due in the future under noncancelable subleases.

     Total rental expense related to all operating leases (including those with terms less than one year) is as follows:

                                  Years Ended
                        -------------------------------
                        Feb. 2,     Jan. 28,    Jan. 29,
                          1997        1996       1995
                        --------    --------    --------
Minimum rentals .....   $ 10,938    $ 11,715    $  9,585
Contingent rentals ..        258         399         477
Less sublease rentals       (735)       (852)       (918)
                        --------    --------    --------
                        $ 10,461    $ 11,262    $  9,144
                        ========    ========    ========

H.  SAVINGS AND OTHER POSTEMPLOYMENT BENEFIT PLANS

     Pamida has adopted a 401(k) savings plan that covers all employees who are 21 years of age with one or more years of service. Participants can contribute from 1% to 15% of their pre-tax compensation. Pamida has currently elected to match 50% of the participant's contribution up to 5% of compensation. Pamida's savings plan contribution expenses for fiscal years 1997, 1996, and 1995 were $770, $749, and $716, respectively.

     Prior to December 1993, the Company had agreed to continue to provide health insurance coverage and pay a portion of the health insurance premiums until age 65 for individuals who retire if the individual was eligible to participate in the plan, had attained age 55, had completed ten or more consecutive years of service and elected to continue on the Company plan. The plan is unfunded, and the Company had the right to modify or terminate these benefits. In December 1993, the Company amended the Plan to no longer offer postretirement health benefits for employees retiring after February 1, 1994.

     The components of periodic expense for postretirement benefits in fiscal 1997, 1996 and 1995 were as follows:

                                          Feb. 2,    Jan. 28,   Jan. 29,
                                             1997      1996       1995
                                          --------   --------   --------
          Annual postretirement benefit
            expense:
             Interest cost .............        16         32         42
          Amortization of
            unrecognized
            net obligations ............       (44)        (6)        --
                                          --------   --------   --------
          Annual postretirement
            benefit expense ............  $    (28)  $     26   $     42
                                          ========   ========   ========

     The accumulated postretirement benefit obligation consists of:

                                          Feb. 2,    Jan. 28,
                                           1997       1996
                                          --------   --------
          Accumulated postretirement
            benefit obligation .........  $    194   $    395
          Unrecognized gain ............       299        223
                                          --------   --------
          Accrued expense ..............  $    493   $    618
                                          ========   ========

     A 5% and a 10% increase in the cost of covered health care benefits was assumed for fiscal 1997 and 1996, respectively. The rate of 5% used as of February 2, 1997 is assumed to remain level after fiscal 1997. At January 28, 1996, the 10% was assumed to decrease incrementally to 5% after five years and remain level thereafter. Assuming a 1% increase in the health care trend rate, the annual postretirement benefit expense would remain the same for fiscal 1997 and increase by $1 for fiscal 1996, and the unfunded accumulated postretirement benefit obligation would increase by $4 and $13 for fiscal 1997 and 1996, respectively. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% for both fiscal 1997 and 1996.

I.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

     The Company is obligated to redeem all outstanding shares of senior cumulative and junior cumulative preferred stock on December 31, 2001, at a price not to exceed the liquidation value which is $1,000 per share plus any accrued dividends. Subject to certain loan restrictions, the Company may, at any time, redeem all or any portion of the preferred shares outstanding at a price of $1,000 per share plus any accrued dividends.

     Each share of senior cumulative and junior cumulative preferred stock entitles its holder to receive a quarterly dividend of 16.25% and 14.25% per annum, respectively, of the liquidation value from the date of issuance until redeemed. Both series of preferred stock are non-voting, and any unpaid dividends are added to the liquidation value until paid.

     The General Corporation Law of the State of Delaware, under which the Company and Pamida are incorporated, allows a corporation to declare or pay a dividend only from its surplus or from the current or the prior year's earnings. Due to the accumulated deficit resulting primarily from the store closings and the write-off of goodwill and other long-lived assets recognized in the fourth quarter of fiscal 1996, the Company and Pamida did not declare or pay any cash dividends in fiscal 1997 and may pay cash dividends in ensuing years only to the extent that the Company and Pamida satisfy the applicable statutory standards which include the Company's having a net worth equal to at least the aggregate par value of the preferred stock which amounts to $2. A liability and provision for preferred stock dividends have been recorded in the fiscal 1997 financial statements. The cumulative dividend rate on the preferred stock increases by 0.5% per quarter (with a maximum aggregate increase of 5%) on each quarterly dividend payment date on which the preferred stock dividends are not paid currently on a cumulative basis.

     The difference between the fair value of the junior cumulative preferred stock at issuance and the mandatory redemption value is being recorded through periodic accretions, using the effective interest method with a related charge to retained earnings.

J.  STOCK OPTIONS

     On November  24, 1992,  the Board of  Directors of the Company  adopted the
Pamida Holdings Corporation 1992 Stock Option Plan (the "Plan"), which was approved by the Company's stockholders in May 1993. The Plan, administered by a Committee of the Board of

Directors, provides for the granting of options to key employees of the Company and its subsidiaries to purchase up to an aggregate of 350,000 shares of Common Stock of the Company. Options granted under the Plan may be either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or non-qualified options. Options granted under the Plan will be exercisable during the period fixed by the Committee for each option; however, in general, no option will be exercisable earlier than one year after the date of its grant, and no incentive stock option will be exercisable more than ten years after the date of its grant. The option exercise price must be at least 100% of the fair market value of the Common Stock on the date of the option grant. No compensation expense related to stock options was recorded during fiscal 1997, 1996 or 1995.

     The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), which utilizes the intrinsic value method. The effect on 1997 and 1996 net income and earnings per share of accounting for stock-based compensation using the fair value method required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) is immaterial.

     The weighted average fair value of options granted during the year was $0.70 and $2.86 per option for fiscal 1997 and 1996, respectively. The fair value of options granted under the Plan was estimated at the date of grant using a binomial options pricing model with the following assumptions:

                                              Feb. 2,        Jan. 28,
                                               1997            1996
                                              --------       --------
      Risk-free interest rate...............       6.0%           7.0%
      Dividend yield........................       0.0%           0.0%
      Expected Volatility...................       8.1%           8.1%
      Expected life (years) ................       6.6 years      6.7 years

     A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:


                                   February 2, 1997       January 28, 1996         January 29, 1995
                                 --------------------    --------------------    --------------------
                                             Weighted                Weighted               Weighted
                                             Average                 Average                 Average
                                             Exercise                Exercise                Exercise
                                 Number       Price      Number       Price      Number       Price
                                 -------     -------     -------     -------     -------     -------
Outstanding-beginning of year    296,546     $  5.05     227,545     $  4.33     171,750     $  3.63
Granted .....................     86,800        2.37     122,205        6.80      75,000        5.75
Expired/terminated ..........    (80,530)       4.66     (48,246)       6.22     (19,205)       3.63
Exercised ...................       --            --      (4,958)       3.63          --          --
Outstanding-end of year .....    302,816     $  4.39     296,546     $  5.05     227,545     $  4.33

     There were 123,616, 85,474 and 61,681 options exercisable at February 2, 1997, January 28, 1996 and Janaury 29, 1995, respectively.

     The following table summarizes information about stock options outstanding as at February 2, 1997:


                    Options Outstanding                                Options Exercisable
------------------------------------------------------     -------------------------------------------
                                            Weighted
                                             Average        Weighted                        Weighted
            Range of                        Remaining       Average                         Average
            Excercies       Number         Contractual      Exercise         Number         Exercise
             Prices       Outstanding         Life            Price        Exercisable        Price
           -----------    -----------      -----------     -----------     -----------     -----------
           $1.94-$2.78          83,800       9.5 Years     $      2.36              --     $        --
             3.63-5.75         171,016       7.3 Years            4.60         114,016            4.20
                  7.19          48,000       8.1 Years            7.19           9,600            7.19
           -----------     -----------     -----------     -----------     -----------     -----------
Totals     $1.94-$7.19         302,816       8.0 Years     $      4.39         123,616     $      4.43

K.  CAPITAL STOCK

     In October 1994, 919,587 shares of nonvoting common stock of the Company were converted into the same number of shares of common stock. After giving effect to such conversion, the Company had 5,004,942 shares of common stock and no shares of nonvoting common stock outstanding at the end of fiscal 1997 and 1996.

L.  EXTRAORDINARY ITEMS

     On July 31, 1995, the Company made an offer to purchase for cash 39.5% of the aggregate outstanding principal amount of 14% Subordinated Promissory Notes (Notes) of Pamida Holdings Corporation. The offered purchase price was 50% of the principal amount to be purchased. In the third quarter of fiscal 1996, the Company redeemed Notes tendered in the aggregate principal amount of $1,281 and made cash payments of $641, resulting in an after-tax gain of $371.

M.  COMMITMENTS AND CONTINGENCIES

     Pamida has employment agreements with three key executive officers which expire in 2000 and 2001. In addition to a base salary, the agreements provide for a bonus to be paid if certain Company performance goals are achieved. Also, in March 1997, the Board of Directors approved a long-term incentive compensation program in order to enhance retention of certain key members of management. Payout is tied to continued employment and future Company common stock price appreciation.

     The terms of the senior and junior preferred stock and the senior, subordinated and junior subordinated promissory notes provide that, upon the occurrence of an event of noncompliance with respect to the preferred stock or event of default with respect to the promissory notes, the Company is required to pay higher dividend and interest rates with the amount of the increase depending on the nature of the event of noncompliance or default.

     During fiscal 1996, the Company received $967 from Pamida as a reimbursement for certain tax benefits derived by Pamida. Such remittance, along with $18 from the exercise of certain stock options, was used by the Company to redeem Subordinated Promissory Notes as described in Note L, to repay to Pamida intercompany balances totaling $29, and to pay quarterly dividends on preferred stock totaling $315.

     In June 1994, the Company received $1,316 from Pamida as a reimbursement for certain tax benefits derived by Pamida. Such remittance was used by the Company to make a principal payment on its outstanding promissory notes of $1,029 and to repay Pamida certain intercompany advances aggregating $287.

     In connection with the Company's self insured retention of worker's compensation liabilities and future rental payments on a warehouse, on February 2, 1997, the Company had standby letters of credit outstanding totaling approximately $1,188.

N.  IMPAIRMENT OF LONG-LIVED ASSETS RECORDED IN FISCAL 1996

     During fiscal 1996, weak trends in the retail industry combined with increasing competition lowered the operating results of the Company.

     Therefore, during the fourth quarter of fiscal 1996, management reviewed its expectations for near- and long-term performance of the Company and revised its earnings projections to reflect developing and projected trends, primarily in comparable-store-sales growth, gross margins, operating expenses and interest expenses. Consequently, the recoverability of the Company's long-lived assets was also reassessed.

     In the fourth quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 Accounting For the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS 121). This financial accounting standard requires the Company to perform an analysis of the recoverability of the net book value of long-lived assets. The Company analyzed cash flows on an individual store basis to assess recoverability of store level long-lived assets including allocated goodwill.

     As a result of this analysis, impairment was indicated at certain stores, and a noncash pre-tax charge was recorded as illustrated in the table below. The impairment losses were based on fair value which was determined through discounted cash flows for the particular stores utilizing a rate commensurate with the associated risks. The effect of this accounting change was to increase the net loss for the year by $24,693 or $4.90 per common share.

     The Company also analyzed the value of its remaining goodwill and favorable leasehold interests not impaired under the store-level SFAS 121 analysis using its historical method under Accounting Principles Board Opinion No. 17 (APB 17) and determined that such remaining amounts also were impaired. For this analysis the value of the goodwill and favorable leasehold interests was determined by projecting aggregate net income and adjusting it by adding back amortization of intangible assets. With respect to the projections of net income used to evaluate intangible assets impairment, management made several assumptions in projecting their best estimate of the results of future operations of the Company. The most significant assumptions were an estimated remaining useful life of goodwill of fifteen years, modest annual comparable store sales growth, gross margin rates consistent with those experienced over the past fiscal year in the stores not being closed, an annual expense escalation consistent with recent inflation trends and the ability to refinance debt maturities as they come due.

     These assumptions resulted in aggregate undiscounted adjusted net income for the fifteen-year forecast period of approximately $5,186, which reflects aggregate pre-tax interest expense of approximately $398,000 payable in cash and $86,000 payable "in kind" (PIK). The $5,186 of aggregate adjusted net income for the fifteen-year forecast period also reflected projected adjusted net losses for fiscal 1997 of $4,522, which included cash interest expense of $26,242 and PIK interest of $4,453, and for fiscal 1998 of $2,863, which included cash interest expense of $26,581 and PIK interest of $5,121. For fiscal 1999, the Company projected adjusted net income of approximately $967, which included cash interest expense of approximately $26,581 and PIK interest of $5,889. Due to the uncertainty of projections beyond 1999, this level of adjusted net income was assumed to continue for each of the remaining fiscal years in the projection period. As a result of this evaluation in fiscal 1996, management concluded that the remaining goodwill and favorable leasehold interests were fully impaired.

     Pre-Tax Components of Long-Lived Asset Write-Off As Reflected in the Statement of Operations for the year ended January 28, 1996:

                                   SFAS          APB
                                    121           17         Total
                                 --------     --------     --------
           Goodwill              $ 20,607     $ 49,406     $ 70,013
          Favorable leasehold
            interests               4,245        1,917        6,162
          Property, buildings
           and equipment            2,376            -        2,376

                                 --------     --------     --------
          Total                  $ 27,228     $ 51,323     $ 78,551
                                 ========     ========     ========

     The goodwill was originally recorded in July 1986 when Pamida Holdings Corporation acquired Pamida, Inc. through a leveraged buy-out and represented the excess of the purchase price over the fair value of the net assets acquired. Goodwill had been amortized on a straight-line basis over a forty-year period but, due to the trends cited above, its estimated remaining useful life was adjusted to fifteen years during the fourth quarter of fiscal 1996.

O.  STORE CLOSINGS IN FISCAL 1996

     As discussed in Note N above, the Company's operating performance during fiscal 1996 was below plan. Management's analysis of individual stores' operations and cash flows resulted in the identification of forty unprofitable or competitive market stores which did not fit the Company's niche market strategy. Consequently, a charge was recorded at January 28, 1996 as indicated below to cover the costs necessary to close these stores. The Company received positive net cash flow from closing the stores due to cash generated from the disposition of related inventories. The amounts the Company will ultimately realize from the disposal of assets or pay on the resolution of liabilities may differ from the estimated amounts utilized in arriving at the income statement effect.

          Pre-Tax                                   Income
          Components of fiscal 1996               Statement
          Store Closing Costs                       Effect
                                                   --------
          Real estate exit costs and
            write-off of property,
            buildings, and equipment ...........   $ 11,455
          Inventory liquidation ................      9,080
          Professional charges .................        314
          Severance and other costs and fees ...        548
                                                   --------
          Totals ...............................   $ 21,397
                                                   ========

     The store closing reserve balance as of January 28, 1996 included amounts related to real estate, inventory, severance, professional fees and other costs of closing the forty stores. The liquidation of the closing stores inventory was completed in the second quarter of fiscal 1997. All known ancillary costs of the store closings have been paid except those related to the remaining real estate. During fiscal 1997, the Company negotiated settlements on twenty closed store properties which had been leased, two which have been subleased, and sold four closed store properties which had been owned. As of February 2, 1997, the Company remains liable for lease obligations on twelve closed store properties and owns four closed store properties. The Company anticipates that final disposition of the remaining obligations and properties will be completed in fiscal 1999. There were no adjustments made during fiscal 1997 to the store closing reserve other than cash inflows and outflows related to the store closings.

     The store closing reserve is presented in the balance sheets as follows:

                                        Feb. 2,      Jan. 28,
                                          1997         1996
                                        --------     --------
          Store closing reserve
            (short-term)                $  4,521     $  7,818
          Amount included in other
            long-term liabilities          2,190        2,619
                                        --------     --------

          Total                         $  6,711     $ 10,437
                                        ========     ========

P.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended February 2, 1997 and January 28, 1996:


                                           April 28,       July 28,       October 27,     February 2,
Fiscal 1997                                  1996            1996            1996            1997            Year
                                          -----------     -----------     -----------     -----------     -----------
Sales .................................   $   131,786     $   155,817     $   151,980     $   193,606     $   633,189
Gross profit ..........................        31,575          37,096          36,446          48,973         154,090

Net (loss) income .....................        (4,742)         (1,294)            189           5,051            (796)
Less provision for preferred
     dividends and discount
     amortization .....................            93              97              99             102             391
                                          -----------     -----------     -----------     -----------     -----------
Net (loss) income available
     for common shares ................   $    (4,835)    $    (1,391)    $        90     $     4,949     $    (1,187)
                                          ===========     ===========     ===========     ===========     ===========

Net (loss) earnings
    per common share ..................   $      (.97)    $      (.28)    $       .02     $       .99     $      (.24)
                                          ===========     ===========     ===========     ===========     ===========


                                           April 30,       July 30,       October 29,     January 28,
Fiscal 1996                                   1995           1995            1995            1996           Year
                                          -----------     -----------     -----------     -----------     -----------
Sales...................................  $   153,961     $   186,953     $   176,206     $   219,195     $   736,315
Gross profit............................       36,813          44,638          42,802          53,435         177,688

Net (loss) income before
    Extraordinary item..................       (2,179)            608             130         (93,578)        (95,019)
Extraordinary item......................            -               -             371               -             371
                                          -----------     -----------     -----------     -----------     -----------

Net (loss) income.......................       (2,179)            608             501         (93,578)        (94,648)
Less preferred dividends and
    discount amortization...............           91              90              90              91             362
                                          -----------     -----------     -----------     -----------     -----------
Net (loss) income available
    for common shares...................  $    (2,270)    $       518     $       411     $   (93,669)    $   (95,010)
                                          ===========     ===========     ===========     ===========     ===========

Net (loss) earnings
    per common share                      $      (.45)    $       .10     $       .08     $    (18.60)    $    (18.87)
                                          ===========     ===========     ===========     ===========     ===========

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                            DIRECTORS AND MANAGEMENT





DIRECTORS

L. David Callaway, III                      M. Saleem Muqaddam
   Chairman and Chief Executive Officer,       Vice President,
   Express Messenger Systems, Inc. (1) (2)     Citicorp Venture
                                               Capital, Ltd. (1 (2)

Stuyvesant P. Comfort                       Peter J. Sodini
   Business Development and                    President and Chief
   Investment Analyst,                         Executive Officer,
   Microsoft Corporation (1) (2)               The Pantry, Inc. (1) (2)

Steven S. Fishman                           Frank A. Washburn
   Chairman,                                   Executive Vice President,
   Chief Executive Officer,                    Chief Operating Officer,
   and President                               and Secretary

                                            (1) Member of Compensation and
                                                Stock Option Committees
                                            (2) Member of Audit Committee
MANAGEMENT

Steven S. Fishman                           Donald G. Hendricksen
   Chairman, Chief Executive Officer,          Senior Vice President,
   and President*                              Stores - Pamida, Inc.

Frank A. Washburn                           Paul L. Knutson
   Executive Vice President,                   Senior Vice President,
   Chief Operating Officer,                    Human Resources - Pamida, Inc.
   and Secretary*

George R. Mihalko                           Stephen D. Robinson
   Senior Vice President,                      Senior Vice President,
   Chief Financial Officer, Treasurer,         General Merchandise
   and Assistant Secretary*                    Manager, Hardlines - Pamida, Inc.

                                            Kurt Streitz
                                               Senior Vice President, Chief
                                               Information Officer - Pamida,Inc.


* Executive Officers

                   PAMIDA HOLDINGS CORPORATION AND SUBSIDIARY
                              CORPORATE INFORMATION

CORPORATE OFFICES

     8800 "F" Street
     Omaha, Nebraska 68127-1574

FORM 10-K

     A copy of the Company's  annual  report  to  the  Securities  and  Exchange
     Commission  on Form 10-K may be  obtained  by  writing  to Pamida  Holdings
     Corporation, Attn: Investor Relations, P.O. Box 3856, Omaha, Nebraska 68103-0856.

INDEPENDENT AUDITORS

     Deloitte & Touche LLP
     Omaha, NE

ANNUAL MEETING

     The Annual Meeting of Stockholders will be held on Thursday, May 22, 1997, at 8:30 a.m. at the Omaha Marriott, 10220 Regency Circle, Omaha, Nebraska 68114.

MARKET PRICE OF COMMON STOCK

     The Common Stock of Pamida Holdings Corporation is listed and traded on the American Stock Exchange under the "PAM" ticker symbol. The high and low selling prices for the Common Stock on the American Stock Exchange for fiscal 1997 and fiscal 1996 were as follows:

                                     High       Low
                                    ------     ------
          FISCAL 1997:
            4th Quarter .........   2 5/16      1 1/2
            3rd Quarter .........   2 3/8       1 5/8
            2nd Quarter .........   3 1/4       2 1/8
            1st Quarter .........   3 1/4       2 1/8

          FISCAL 1996:
            4th Quarter .........   4 3/16      2 1/2
            3rd Quarter .........   4 5/8       2 1/4
            2nd  Quarter ........   6           4
            1st Quarter .........   7 3/4       6

     As of March 24, 1997, there were 297 record holders of the Company's Common Stock.

STOCK TRANSFER AGENT

     American Stock Transfer & Trust Company
     New York, New York

FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this annual report contains certain forward-looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including sales results, expense levels, competition and interest rates as well as other risks and uncertainties inherent in the company's business, capital structure and the retail industry in general. Any changes in these factors could result in significantly different results. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements which may be made from time to time by or on behalf of the Company.

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